Consent of Independent Registered Public Accounting Firm

The Board of Directors
Open Text Corporation

We, KPMG LLP consent to the use of our report dated August 6, 2025, with respect to the consolidated financial statements of Open Text Corporation (the “Company”), which comprise the consolidated balance sheets as of June 30, 2025 and June 30, 2024, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2025, and the related notes, and our report dated August 6, 2025 on the effectiveness of internal control over financial reporting as of June 30, 2025, which are incorporated by reference in this registration statement on Form S-3 of the Company and to the reference to our firm under the heading “Experts” in the related prospectus dated December 12, 2025 of the Company.

/s/ KPMG LLP

December 12, 2025

Toronto, Canada